                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 26)(1)

                              Katy Industries, Inc.
                              ---------------------
                                (Name of Issuer)

                   Common Stock, One Dollar ($1.00) par value
                   ------------------------------------------
                         (Title of Class of Securities)

                                    486026107
                                 --------------
                                 (CUSIP Number)

                               Jonathan P. Johnson
                                    President
                                    CRL, Inc.
                         6300 S. Syracuse Way, Suite 300
                               Englewood, Co 80111
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 12, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                               Page 1 of 32 Pages

CUSIP No. 486026107                    13D
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Wallace E. Carroll, Jr.
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    / /
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                                   194,358
8    SHARED VOTING POWER                                               2,931,647
9    SOLE DISPOSITIVE POWER                                              194,358
10   SHARED DISPOSITIVE POWER                                          2,931,647

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      3,126,005
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    37.2%
14   TYPE OF REPORTING PERSON*                                                IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 32 Pages

CUSP No. 486026107                     13D
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Amelia M. Carroll
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                                    20,848
8    SHARED VOTING POWER                                               3,131,157
9    SOLE DISPOSITIVE POWER                                               20,848
10   SHARED DISPOSITIVE POWER                                          3,131,157

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      3,152,005
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    37.6%
14   TYPE OF REPORTING PERSON*                                                IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 32 Pages

CUSP No. 48602107                      13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Wallace E. Carroll Trust U/A Dated 7/1/57
     F/B/O Wallace E. Carroll, Jr. and his descendants
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                                     2,151
8    SHARED VOTING POWER                                               2,073,436
9    SOLE DISPOSITIVE POWER                                                2,151
10   SHARED DISPOSITIVE POWER                                          2,073,436

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,075,587
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    24.7%
14   TYPE OF REPORTING PERSON*                                                OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 32 Pages

CUSP No. 486026107                     13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58
     F/B/O Wallace E. Carroll, Jr. and his descendants
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     Not Applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                                   603,000
8    SHARED VOTING POWER                                               2,073,436
9    SOLE DISPOSITIVE POWER                                              603,000
10   SHARED DISPOSITIVE POWER                                          2,073,436

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,676,436
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          / /
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    31.9%
14   TYPE OF REPORTING PERSON*                                                OO

                      *SEE INSTRUCTIONS BEFORE FILING OUT!

                               Page 5 of 32 Pages

CUSP No. 486026107                     13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Wallace E. Carroll Trust U/A Dated 1/20/61
     F/B/O Wallace E. Carroll, Jr. and his descendants
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                                    11,881
8    SHARED VOTING POWER                                                     -0-
9    SOLE DISPOSITIVE POWER                                               11,881
10   SHARED DISPOSITIVE POWER                                                -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         11,881
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             Less than 1%
14   TYPE OF REPORTING PERSON*                                                OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 32 Pages

CUSP No. 486026107                     13D
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Lelia H. Carroll Trust U/A Dated 7/12/62
     F/B/O Wallace E. Carroll, Jr. and his descendants
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                                   180,661
8    SHARED VOTING POWER                                                     -0-
9    SOLE DISPOSITIVE POWER                                              180,661
10   SHARED DISPOSITIVE POWER                                                -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        180,661
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     2.2%
14   TYPE OF REPORTING PERSON*                                                00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 7 of 32 Pages

CUSP No. 486026107                     13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     CRL, Inc.
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                                 2,073,436
8    SHARED VOTING POWER                                                     -0-
9    SOLE DISPOSITIVE POWER                                            2,073,436
10   SHARED DISPOSITIVE POWER                                                -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,073,436
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    24.7%
14   TYPE OF REPORTING PERSON*                                                CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 8 of 32 Pages

CUSP No. 486026107                     13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Wallace Foundation
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Colorado

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                                    32,910
8    SHARED VOTING POWER                                                     -0-
9    SOLE DISPOSITIVE POWER                                               32,910
10   SHARED DISPOSITIVE POWER                                                -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         32,910
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             Less than 1%
14   TYPE OF REPORTING PERSON*                                                OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 9 of 32 Pages

CUSP No. 486026107                     13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79
     F/B/O the descendants of Wallace E. Carroll, Jr.
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     NOT APPLICABLE
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                                     6,760
8    SHARED VOTING POWER                                                     -0-
9    SOLE DISPOSITIVE POWER                                                6,760
10   SHARED DISPOSITIVE POWER                                                -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          6,760
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             Less than 1%
14   TYPE OF REPORTING PERSON*                                                OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 10 of 32 Pages

                                AMENDMENT NO. 26
                                 TO SCHEDULE 13D

     This amended statement relates to the Common Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc., a Delaware corporation (the "Issuer").

     This amended statement is being filed in accordance with Rule 101(a)(2)(i) of Regulation S-T promulgated by the Securities and Exchange Commission in connection with the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR"). This amended statement on Schedule 13D is jointly filed by Wallace E. Carroll, Jr. ("Mr. Carroll"); Amelia M. Carroll; The Wallace
E. Carroll Trust U/A Dated 7/1/57 F/B/O Wallace E. Carroll, Jr. and his descendants; The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants; The Wallace E. Carroll Trust U/A Dated 1/20/61 F/B/O Wallace E. Carroll, Jr. and his descendants; The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. and his descendants; CRL, Inc., a Delaware corporation ("CRL"); The Wallace Foundation;and the Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79 F/B/O the descendants of Wallace E. Carroll, Jr. (collectively, the "Reporting Persons") pursuant to a Schedule 13D Joint Filing Agreement dated as of June 29, 2001 filed as Exhibit D to this amended statement.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended as follows:

          In connection with Mr. Carroll's and CRL's entering into the Stock Voting Agreement dated as of June 2, 2001 (the "Stock Voting Agreement") by and among KKTY Holding Company, L.L.C. ("KKTY"), CRL, Mr. Carroll and certain other stockholders of the Issuer, which was previously filed as Exhibit 99.1 to Amendment No. 25 to this statement, on July 12, 2001 CRL entered into an amendment, effective as of June 2, 2001, to its Pledge Agreement dated as of December 31, 1995, as amended (the "Pledge Agreement"), with The Northern Trust Company ("Northern Trust"), which was previously filed as Exhibit A to Amendment No. 24 to this statement, pursuant to which CRL pledged to Northern Trust all of the 2,073,436 Shares ("CRL Pledged Shares") it owns to secure the prompt and complete payment and performance when due of all of CRL's obligations under the Pledge Agreement and CRL's Amended and Restated Revolving Credit Agreement dated as of December 31, 1993, as amended, with Northern Trust, which was previously filed as Exhibit CC to Amendment No. 14 to this statement (collectively with the Pledge Agreement, the "Credit Agreements"). In connection therewith, Mr. Carroll entered into an amendment, effective as of June 2, 2001, to his Pledge Agreement (the "Guaranty Pledge Agreement") dated as of February 28, 2001 in favor of Northern Trust, which was previously filed as Exhibit F to Amendment No. 24 to this statement, pursuant to which Mr. Carroll pledged to Northern Trust 177,239 Shares (collectively with the CRL Pledged Shares, the "Pledged Shares") he owns to secure the full and prompt payment and performance of all of CRL's obligations under the Agreements and Mr. Carroll's obligations under the Guaranty Pledge Agreement and his Guaranty dated as of February 28, 2001 in favor of Northern Trust, which was previously filed as Exhibit G to Amendment No. 24 to this statement (collectively with the Guaranty Pledge Agreement, the "Guaranty Agreements").

          In connection with the amendments, Northern Trust, CRL and Mr. Carroll entered into a letter agreement dated as of June 2, 2001 (the "Letter Agreement") pursuant to which Northern Trust approved and authorized the following actions by CRL and Mr. Carroll pursuant to the terms of the Stock Voting Agreement: (i) the vote of the Pledged Shares in accordance with the terms and conditions of the Stock Voting Agreement (the "Vote"), (ii) the appointment of KKTY, and any designee of KKTY, as CRL's and Mr. Carroll's proxy and attorney-in-fact with respect to the Pledged Shares to vote, to act by written consent or to request that the chairman or secretary of the Issuer call a special meeting of the stockholders to vote in accordance with the Vote, (iii) the revocation of all previously granted proxies with respect to the Pledged Shares; provided that such revocation operates only to revoke the proxy granted to Northern Trust with respect to matters relating to the Vote, and (iv) so long as no

                              Page 11 of 32 Pages
event of default or similar event shall have occurred under the Credit Agreements or the Guaranty Agreements, to not request that the Issuer register a transfer of the Pledged Shares, unless such transfer is made in compliance with the Stock Voting Agreement. A failure by CRL or Mr. Carroll to comply with the terms of the Letter Agreement shall constitute an immediate event of default for purposes of the Credit Agreements and the Guaranty Agreements.

          The description of the Credit Agreements, the Guaranty Agreements and the Letter Agreement are qualified in their entirety by the provisions of such agreements attached to this amended statement as exhibits or previously filed as exhibits to prior amendments to this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Item 6 is hereby amended as follows:

          The description of the amendments to the Pledge Agreement and the Guaranty Pledge Agreement set forth in Item 5 above is incorporated herein by reference in its entirety.

Item 7. Material to be filed as Exhibits.

     Item 7 is hereby amended as follows:

          In accordance with subparagraph 3 of Item 7, the following exhibits are attached hereto:

EXHIBIT A - Fifth Amendment dated as of June 2, 2001 to Pledge Agreement dated as of December 31, 1995 by and between CRL and Northern Trust.

EXHIBIT B - First Amendment dated as of June 2, 2001 to Pledge Agreement dated as of February 28, 2001 by and between Mr. Carroll and Northern Trust.

EXHIBIT C - Letter Agreement dated as of June 2, 2001 by and among Northern Trust, CRL and Mr. Carroll.

EXHIBIT D - Schedule 13D Joint Filing Agreement dated as of June 29, 2001 by and among the Reporting Persons.

                                    * * * * *

                              Page 12 of 32 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Date: July 12, 2001


                                        WALLACE E. CARROLL TRUST
                                        U/A Dated July 1, 1957 F/B/O
                                        Wallace E. Carroll, Jr. and his
                                        descendants

                                                         *
                                        ----------------------------------------
                                        Wallace E. Carroll, Jr., Trustee

                                                         *
                                        ----------------------------------------
                                        Amelia M. Carroll, Trustee



                                        WALLACE E. AND LELIA H. CARROLL TRUST
                                        U/A Dated May 1, 1958 F/B/O
                                        Wallace E. Carroll, Jr. and his
                                        descendants

                                                         *
                                        ----------------------------------------
                                        Wallace E. Carroll, Jr., Trustee

                                                         *
                                        ----------------------------------------
                                        Amelia M. Carroll, Trustee



                                        WALLACE E. CARROLL TRUST
                                        U/A Dated January 20, 1961 F/B/O
                                        Wallace E. Carroll, Jr. and his
                                        descendants

                                                         *
                                        ----------------------------------------
                                        Wallace E. Carroll, Jr., Trustee

                                                         *
                                        ----------------------------------------
                                        Amelia M. Carroll, Trustee



                                        LELIA H. CARROLL TRUST
                                        U/A Dated July 12, 1962 F/B/O
                                        Wallace E. Carroll, Jr. and his
                                        descendants

                                                         *
                                        ----------------------------------------
                                        Wallace E. Carroll, Jr., Trustee

                                                         *
                                        ----------------------------------------
                                        Amelia M. Carroll, Trustee


                              Page 13 of 32 Pages

                                        THE WALLACE FOUNDATION

                                                         *
                                        ----------------------------------------
                                        Wallace E. Carroll, Jr., Trustee

                                                         *
                                        ----------------------------------------
                                        Amelia M. Carroll, Trustee



                                        SUBTRUSTS UNDER THE WALLACE E.
                                        CARROLL TRUST
                                        U/A Dated December 20, 1979 F/B/O the
                                        descendants of Wallace E. Carroll, Jr.

                                                         *
                                        ----------------------------------------
                                        Wallace E. Carroll, Jr., Trustee

                                                         *
                                        ----------------------------------------
                                        Amelia M. Carroll, Trustee

                                                         *
                                        ----------------------------------------
                                        WALLACE E. CARROLL, JR.

                                                         *
                                        ----------------------------------------
                                        AMELIA M. CARROLL



                                        CRL, INC.

                                                         *
                                        ----------------------------------------
                                        Jonathan P. Johnson, President

                                        *By: /s/ Jonathan P. Johnson
                                             -----------------------------------
                                             Jonathan P. Johnson
                                             Attorney-in-fact

                              Page 14 of 32 Pages

                                                                       EXHIBIT A

                                 FIFTH AMENDMENT
                               TO PLEDGE AGREEMENT

     This Fifth Amendment to Pledge Agreement (this "AMENDMENT"), dated as of June 2, 2001 (the "EFFECTIVE DATE"), is entered into between CRL, INC., a Delaware corporation (the "BORROWER"), and THE NORTHERN TRUST COMPANY, an Illinois banking corporation having its principal office at 50 South LaSalle Street, Chicago, Illinois 60675 (the "LENDER").

                                    RECITALS:

     A. The Borrower and the Lender have entered into an Amended and Restated Revolving Credit Agreement dated as of December 9, 1993, as amended by a First Amendment thereto dated as of December 31, 1994, a Second Amendment thereto dated as of December 31, 1995, a Third Amendment thereto dated as of October 31, 1996, a Fourth Amendment thereto dated as of December 31, 1997, a Fifth Amendment thereto dated as of December 31, 1998, a Sixth Amendment thereto dated as of August 25, 1999, a Seventh Amendment thereto dated as of February 29, 2000 and an Eighth Amendment thereto dated as of February 28, 2001 (said Amended and Restated Revolving Credit Agreement, as heretofore amended, shall hereinafter be referred to as the "CREDIT AGREEMENT"; the terms defined in the Credit Agreement and not otherwise defined herein shall be used herein as defined in the Credit Agreement).

     B. In connection with the Credit Agreement the Borrower has executed and delivered to the Lender a certain Pledge Agreement, dated as of December 31, 1995, as amended by a First Amendment thereto dated as of October 31, 1996, a Second Amendment thereto dated as of December 31, 1997, a Third Amendment thereto dated as of August 25, 1999 and a Fourth Amendment thereto dated as of February 28, 2001 (said Pledge Agreement, as heretofore amended, the "PLEDGE AGREEMENT").

     D. The Borrower and the Lender desire to amend the Pledge Agreement in certain respects as set forth herein.

     NOW, THEREFORE, the parties hereto agree as follows:

     1.   AMENDMENTS TO THE PLEDGE AGREEMENT.

          1.1. SECTION 1(c) OF THE PLEDGE AGREEMENT. SECTION 1(c) of the Pledge Agreement is hereby amended and restated in its entirety as of the Effective Date to read as follows:

          "(c) Certificated securities comprising the Pledged Collateral have been duly authorized and validly issued and are fully paid and non-assessable and constitute approximately 25% of the issued and outstanding common stock of Katy Industries, Inc., a Delaware corporation ("KATY") as of April 23, 2001 (and constitute approximately 10% as of April 23, 2001, assuming the conversion of 700,000 shares of convertible preferred stock, par value $100.00 per share, of Katy into 11,666,666 share of common stock of Katy as contemplated by that certain Stock Voting Agreement dated as of June 2, 2001 by and among KKTY Holding Company, L.L.C. and the shareholders named therein (the

                              Page 15 of 32 Pages

     "STOCK VOTING AGREEMENT")), and less than 1% of the issued and outstanding common stock of Modtech Holdings, Inc., a Delaware corporation ("MODTECH"), as of March 26, 2001."

          1.2. SECTION 1(e) OF THE PLEDGE AGREEMENT. SECTION 1(e) of the Pledge Agreement is hereby amended as of the Effective Date by deleting the phrase "and that certain Stock Voting and Tender Agreement dated as of March 29, 2001 by and among KKTY Holding Company, L.L.C. and the shareholders named therein (the "STOCK VOTING AGREEMENT")" appearing therein and substituting the phrase "and the Stock Voting Agreement, as limited by the Letter Agreement (hereinafter defined)" therefor.

          1.3. SECTION 1(g) OF THE PLEDGE AGREEMENT. SECTION 1(g) of the Pledge Agreement is hereby amended and restated in its entirety as of the Effective Date to read as follows:

     "(g) No consent of any other Person (including, without limitation, stockholders or creditors of Pledgor) and no consent, authorization, approval or other action by, and no notice to or filing or registration with (other than the reporting of the pledge hereunder in Pledgor's
     Schedule 13D filing with the Securities and Exchange Commission and the reporting of a sale of the Pledged Collateral by Pledgor in a Form 4 filing with the Securities and Exchange Commission), any governmental authority is required for (i) the pledge by Pledgor of the Pledged Collateral pursuant to this Agreement or for the execution, delivery or performance of this Agreement by Pledgor, (ii) the exercise by Pledgee of rights and remedies in respect of the Pledged Collateral provided for in this Agreement (except
     (A) as may be required by the Securities Act (as defined hereinafter) and state securities laws affecting the offering and sale by Persons such as the Pledgee of securities such as the Pledged Collateral, (B) as provided in SECTION 24 of this Agreement with respect to the common stock of Katy only and (C) in accordance with the terms and provisions of the Stock Voting Agreement, as limited by the Letter Agreement, with respect to the common stock of Katy only) or (iii) the perfection of the security interests granted in SECTION 2 of this Agreement;".

          1.4. SECTION 1(j) OF THE PLEDGE AGREEMENT. SECTION 1(j) of the Pledge Agreement is hereby amended as of the Effective Date by adding the following phrase at the end of the sentence thereof: "except to comply with the covenants and agreements of Pledgor in the Stock Voting Agreement, as limited by the Letter Agreement."

          1.5. SECTION 2(b) OF THE PLEDGE AGREEMENT. SECTION 2(b) of the Pledge Agreement is hereby amended as of the Effective Date by adding the following phrase at the beginning of the second sentence thereof:

                              Page 16 of 32 Pages

          "Except in accordance with the express agreements of the Pledgee contained in that certain letter agreement of the Pledgee regarding the Stock Voting Agreement, dated as of June 2, 2001, executed and delivered by the Pledgee and acknowledged and approved by the Pledgor and Wallace E. Carroll, Jr. (the "LETTER AGREEMENT"),".


          1.6. SECTION 2(c) OF THE PLEDGE AGREEMENT. SECTION 2(c) of the Pledge Agreement is hereby amended as of the Effective Date by deleting the word "and" at the end of CLAUSE (iv), inserting "; and" at the end of CLAUSE (iii) and deleting CLAUSE (v) in its entirety.

          1.7. SECTION 3 OF THE PLEDGE AGREEMENT. SECTION 3 of the Pledge Agreement is hereby amended as of the Effective Date as follows:

          (a) by adding the following phrase before the period of the first sentence thereof: ", except that whether or not a Default or Event of Default shall have occurred and be continuing, Pledgor may vote in the manner consistent with the Stock Voting Agreement"; and

          (b) by adding the following phrase before the period of the second sentence thereof: ", except as otherwise expressly provided in the Letter Agreement".

          1.8. SECTION 8 OF THE PLEDGE AGREEMENT. SECTION 8 of the Pledge Agreement is hereby amended as of the Effective Date as follows:

          (a) SECTION 8(a) is hereby amended by adding the following before the colon in the first sentence thereof: ", not inconsistent with the express terms of the Letter Agreement"; and

          (b) SECTION 8(d) is hereby amended by adding the following phrase after the phrase "rights and remedies" appearing in the first sentence thereof:
", not inconsistent with the express terms of the Letter Agreement,".

          1.9. SECTION 24 OF THE PLEDGE AGREEMENT. SECTION 24 of the Pledge Agreement is hereby amended as of the Effective Date as follows:

          (a) SECTION 24(b)(i) of the Pledge Agreement is hereby amended by adding the following phrase before the period of the last sentence thereof:
"(and constitute approximately 10% as of April 23, 2001, assuming the conversion of 700,000 shares of convertible preferred stock, par value $100.00 per share, of Katy into 11,666,666 shares of common stock of Katy as contemplated by the Stock Voting Agreement)";

          (b) SECTION 24(d) of the Pledge Agreement is hereby amended by deleting the phrase "Except as contemplated by the Stock Voting Agreement," appearing therein; and

          (c) SECTION 24(f) of the Pledge Agreement is hereby amended by adding the phrase "not inconsistent with the express terms Letter Agreement" after the phrase "to take actions" appearing therein.

                              Page 17 of 32 Pages

     2. REPRESENTATIONS AND WARRANTIES. To induce the Lender to enter into this Amendment, the Borrower warrants that:

          2.1. AUTHORIZATION. The Borrower is duly authorized to execute and deliver this Amendment and is and will continue to be duly authorized to perform its obligations under the Pledge Agreement, as amended hereby.

          2.2. NO CONFLICTS. The execution and delivery of this Amendment and the performance by the Borrower of its obligations under the Pledge Agreement, as amended hereby, do not and will not conflict with any provision of law or of the charter or by-laws of the Borrower or of any agreement binding upon the Borrower, with the exception of the Stock Voting Agreement.

          2.3. VALIDITY AND BINDING EFFECT. The Pledge Agreement, as amended hereby, is the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies.

     3. CONDITIONS PRECEDENT TO AMENDMENT. This Amendment shall become effective as of the Effective Date upon satisfaction of each of the following conditions precedent:

          3.1. DOCUMENTATION. The Borrower shall have delivered to the Lender all of the following, each duly executed by the appropriate parties and dated the date of the Effective Date or other date satisfactory to the Lender, in form and substance satisfactory to the Lender:

          (a)  AMENDMENT. Counterparts of this Amendment.

          (b) FIRST AMENDMENT TO GUARANTOR PLEDGE AGREEMENT. The First Amendment to Guarantor Pledge Agreement dated as of June 2, 2001 between Wallace
E. Carroll, Jr. and the Lender.

          (c)  LETTER AGREEMENT. A duly executed Letter Agreement.

          (d) CERTIFICATE. A certificate of the president or chief financial officer of the Borrower as to the matters set out in SECTIONS 3.2 and 3.3 hereof.

          (e)  OTHER. Such other documents as the Lender may reasonably request.

          3.2. NO DEFAULT. As of the closing date, no Event of Default or Default under the Loan Documents shall have occurred and be continuing.

          3.3. REPRESENTATIONS AND WARRANTIES. As of the closing date, the representations and warranties in ARTICLE IV of the Credit Agreement, in the Loan Documents and in SECTION 2 of this Amendment shall be true and correct as though made on such date, except for such changes as are specifically permitted under the Credit Agreement.

                              Page 18 of 32 Pages

     4.   GENERAL.

          4.1. EXPENSES. The Borrower agrees to pay the Lender upon demand for all reasonable expenses, including reasonable attorneys' and legal assistants' fees (which attorneys and legal assistants may be employees of the Lender), incurred by the Lender in connection with the preparation, negotiation and execution of this Amendment, the Letter Agreement, the First Amendment to Guarantor Pledge Agreement and any documents required to be furnished herewith or therewith.

          4.2. LAW. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

          4.3. SUCCESSORS. This Amendment shall be binding upon the Borrower and the Lender and their respective successors and assigns, and shall inure to the benefit of the Borrower and the Lender and the successors and assigns of the Lender.

          4.4. CONFIRMATION OF THE CREDIT AGREEMENT AND THE PLEDGE AGREEMENT. The Credit Agreement, the Pledge Agreement, as amended hereby, the Note and the other Loan Documents remain in full force and effect and are hereby ratified and confirmed in all respects.

          4.5. REFERENCES TO THE PLEDGE AGREEMENT. On the Effective Date, each reference in the Pledge Agreement to "this Agreement", or "herein" and each reference in the Credit Agreement and the other Loan Documents to the "Pledge Agreement" or like references shall be deemed to refer to the Pledge Agreement, as amended hereby.

          4.6. COUNTERPARTS. This Amendment may be executed in any number of counterparts, and any party hereto may execute one or more such counterparts, all of which shall constitute one and the same Amendment. Delivery of an executed counterpart of this Amendment by facsimile shall be as effective as delivery of a manually executed counterpart of this Amendment.

                           (SIGNATURE PAGE TO FOLLOW)

                              Page 19 of 32 Pages

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed at Chicago, Illinois as of the date first written above.


                                        CRL, INC.

                                        By:
                                            ------------------------------------

                                        Title:
                                               ---------------------------------



                                        THE NORTHERN TRUST COMPANY

                                        By:
                                            ------------------------------------

                                        Title:
                                               ---------------------------------


                              Page 20 of 32 Pages

                                                                       EXHIBIT B

                                 FIRST AMENDMENT
                          TO GUARANTOR PLEDGE AGREEMENT

     This First Amendment to Guarantor Pledge Agreement (this "AMENDMENT"), dated as of June 2, 2001 (the "EFFECTIVE DATE"), is entered into between Wallace
E. Carroll, Jr. (the "GUARANTOR"), and THE NORTHERN TRUST COMPANY, an Illinois banking corporation having its principal office at 50 South LaSalle Street, Chicago, Illinois 60675 (the "LENDER").

                                    RECITALS:

     A. CRL, Inc., a Delaware corporation (the "BORROWER") and the Lender have entered into an Amended and Restated Revolving Credit Agreement dated as of December 9, 1993, as amended by a First Amendment thereto dated as of December 31, 1994, a Second Amendment thereto dated as of December 31, 1995, a Third Amendment thereto dated as of October 31, 1996, a Fourth Amendment thereto dated as of December 31, 1997, a Fifth Amendment thereto dated as of December 31, 1998, a Sixth Amendment thereto dated as of August 25, 1999, a Seventh Amendment thereto dated as of February 29, 2000 and an Eighth Amendment thereto dated as of February 28, 2001 (said Amended and Restated Revolving Credit Agreement, as heretofore amended, shall hereinafter be referred to as the "CREDIT AGREEMENT"; the terms defined in the Credit Agreement and not otherwise defined herein shall be used herein as defined in the Credit Agreement).

     B. In connection with the Eighth Amendment to Credit Agreement, the Guarantor has executed and delivered to the Lender a certain Pledge Agreement, dated as of February 28, 2001 (the "GUARANTOR PLEDGE AGREEMENT").

     C. The Guarantor and the Lender desire to amend the Guarantor Pledge Agreement in certain respects as set forth herein.

     NOW, THEREFORE, the parties hereto agree as follows:

     1.   AMENDMENTS TO THE PLEDGE AGREEMENT.

          1.1. SECTION 4(a) OF THE GUARANTOR PLEDGE AGREEMENT. SECTION 4(a) of the Guarantor Pledge Agreement is hereby amended as of the Effective Date as follows:

          (a) CLAUSE (ii) is hereby amended (i) by deleting the phrase "and Tender" appearing therein, and (ii) by deleting the date "March 29, 2001" appearing therein and substituting the date "June 2, 2001" therefor;

          (b) CLAUSE (iv) is hereby amended by deleting the phrase "and to KKTY under the Stock Voting Agreement"; and

          (c) CLAUSE (v) is hereby amended by adding the following phrase after the phrase "any federal or state law or regulation or any agreement" appearing therein: "(with the exception of the Stock Voting Agreement, as limited by that certain letter agreement of the Secured Party regarding the Stock Voting Agreement, dated as of June 2, 2001, executed and

                              Page 21 of 32 Pages
delivered by the Secured Party and acknowledged and approved by CRL, Inc. and Debtor (the "LETTER AGREEMENT"))".

          1.2. SECTION 6 OF THE GUARANTOR PLEDGE AGREEMENT. SECTION 6 of the Guarantor Pledge Agreement is hereby amended as of the Effective Date as follows:

          (a) SUBSECTION 6(b) is hereby amended by adding the following phrase after the phrase "to facilitate implementation of such rights, Debtor shall," appearing therein: "except as expressly provided in the Letter Agreement"; and

          (b) SUBSECTION 6(c) is hereby amended by (i) adding the following phrase after the phrase "as conclusive evidence of the right" appearing therein:
", subject to the express terms of the Letter Agreement," and (ii) deleting the phrase "; PROVIDED, HOWEVER, until an Event of Default or an Unmatured Event of Default shall have occurred and be continuing, Secured Party acknowledges and agrees to the terms of the Stock Voting Agreement regarding transfers".

          1.3. SECTION 7 OF THE GUARANTOR PLEDGE AGREEMENT. SECTION 7 of the Guarantor Pledge Agreement is hereby amended as of the Effective Date by adding the following phrase before the first sentence thereof: "Except as expressly provided in the Letter Agreement,"

          1.4. SECTION 8 OF THE GUARANTOR PLEDGE AGREEMENT. SECTION 8 of the Guarantor Pledge Agreement is hereby amended as of the Effective Date as follows:

          (a) SUBSECTION 8(a) is hereby amended by deleting the phrase "; PROVIDED, that all proceeds received in connection with the tender of the Collateral pursuant to the Stock Voting Agreement shall be immediately applied to the obligations of Borrower under the Credit Agreement" appearing therein; and

          (b) SUBSECTION 8(f) is hereby amended by deleting the phrase "and the Stock Voting Agreement" appearing therein.

          1.5. SECTION 10 OF THE GUARANTOR PLEDGE AGREEMENT. SECTION 10 of the Guarantor Pledge Agreement is hereby amended as of the Effective Date as follows:

          (a) SUBSECTION 10(a) of the Guarantor Pledge Agreement is hereby amended by adding the following phrase after the phrase "Secured Party may exercise any rights and remedies" appearing in the second sentence thereof: ", not inconsistent with the express terms of the Letter Agreement,"; and

          (b) SUBSECTION 10(b) of the Guarantor Pledge Agreement is hereby amended and restated in its entirety to read as follows:

                              Page 22 of 32 Pages

          "(b) If any Event of Default shall have accrued and be continuing, then, in addition to have the right to exercise any rights and remedies (such rights and remedies being subject to the express terms of the Letter Agreement) of a secured party upon default under the Uniform Commercial Code in effect in the State of Illinois or where any Collateral is located, Secured Party may, in its sole discretion, subject to the express terms of the Letter Agreement:".

          1.6. SECTION 19 OF THE GUARANTOR PLEDGE AGREEMENT. SECTION 19 of the Guarantor Pledge Agreement is hereby amended as of the Effective Date as follows:

          (a) SUBSECTION 19(b)(i) of the Guarantor Pledge Agreement is hereby amended by adding the following phrase before the period of the last sentence thereof: "(and constitute less than 1% as of April 23, 2001, assuming the conversion of 700,000 shares of convertible preferred stock, par value $100.00 per share, of Katy into 11,666,666 shares of common stock of Katy as contemplated by the Stock Voting Agreement)";

          (b) SUBSECTION 19(b)(ii) of the Guarantor Pledge Agreement is hereby amended by adding the following phrase before the period of the last sentence thereof: "(and constitute approximately 15% as of April 23, 2001, assuming the conversion of 700,000 shares of convertible preferred stock, par value $100.00 per share, of Katy into 11,666,666 shares of common stock of Katy as contemplated by the Stock Voting Agreement)";

          (c) SUBSECTION 19(d) of the Guarantor Pledge Agreement is hereby amended by deleting the phrase "Except as contemplated by the Stock Voting Agreement," appearing therein; and

          (d) SUBSECTION 19(f) of the Guarantor Pledge Agreement is hereby amended by adding the phrase "not inconsistent with the express terms of the Letter Agreement" after the phrase "to take actions" appearing therein.

     2. REPRESENTATIONS AND WARRANTIES. To induce the Lender to enter into this Amendment, the Guarantor warrants that:

          2.1. AUTHORIZATION. The Guarantor is duly authorized to execute and deliver this Amendment and is and will continue to be duly authorized to perform its obligations under the Guarantor Pledge Agreement, as amended hereby.

          2.2. NO CONFLICTS. The execution and delivery of this Amendment and the performance by the Guarantor of its obligations under the Guarantor Pledge Agreement, as amended hereby, do not and will not conflict with any provision of law or of any agreement binding upon the Guarantor, with the exception of the Stock Voting Agreement.

          2.3. VALIDITY AND BINDING EFFECT. The Guarantor Pledge Agreement, as amended hereby, is the legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies.

                              Page 23 of 32 Pages

     3. CONDITIONS PRECEDENT TO AMENDMENT. This Amendment shall become effective as of the Effective Date upon satisfaction of each of the following conditions precedent:

          3.1. DOCUMENTATION. The Guarantor shall have delivered to the Lender all of the following, each duly executed by the appropriate parties and dated the date of the Effective Date or other date satisfactory to the Lender, in form and substance satisfactory to the Lender:

          (a)  AMENDMENT. Counterparts of this Amendment.

          (b)  LETTER AGREEMENT. A duly executed Letter Agreement.

          (c) CONDITIONS PRECEDENT IN THE FIFTH AMENDMENT TO PLEDGE AGREEMENT. The conditions precedent in Section 3 of the Fifth Amendment to Pledge Agreement dated as of June 2, 2001 by and between CRL, Inc. and the Lender shall have been satisfied in form and substance satisfactory to Lender.

          (d)  OTHER. Such other documents as the Lender may reasonably request.

          3.2. NO DEFAULT. As of the closing date, no Event of Default or Default under the Loan Documents or any event that would accelerate the payment of the Liabilities under the Guaranty shall have occurred and be continuing.

          3.3. REPRESENTATIONS AND WARRANTIES. As of the closing date, the representations and warranties in the Credit Agreement, in the Loan Documents and in SECTION 2 of this Amendment shall be true and correct as though made on such date, except for such changes as are specifically permitted under the Credit Agreement, the Loan Documents or the Guaranty.

     4.   GENERAL.

          4.1. LAW. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

          4.2. SUCCESSORS. This Amendment shall be binding upon the Guarantor and the Lender and their respective successors and assigns, and shall inure to the benefit of the Guarantor and the Lender and the successors and assigns of the Lender.

          4.3. CONFIRMATION OF THE GUARANTY AND THE GUARANTOR PLEDGE AGREEMENT. The Guaranty and the Guarantor Pledge Agreement, as amended hereby, remain in full force and effect and are hereby ratified and confirmed in all respects.

          4.4. REFERENCES TO THE GUARANTOR PLEDGE AGREEMENT. On the Effective Date, each reference in the Guarantor Pledge Agreement to "this Agreement", or "herein" and each reference in the Credit Agreement and the other Loan Documents to the "Guarantor Pledge Agreement" or like references shall be deemed to refer to the Guarantor Pledge Agreement, as amended hereby.

                              Page 24 of 32 Pages

          4.5. COUNTERPARTS. This Amendment may be executed in any number of counterparts, and any party hereto may execute one or more such counterparts, all of which shall constitute one and the same Amendment. Delivery of an executed counterpart of this Amendment by facsimile shall be as effective as delivery of a manually executed counterpart of this Amendment.



                              Page 25 of 32 Pages

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed at Chicago, Illinois as of the date first written above.



                                        ----------------------------------------
                                        Wallace E. Carroll, Jr., individually

                                        THE NORTHERN TRUST COMPANY


                                        By:
                                            ------------------------------------

                                        Title:
                                               ---------------------------------



                              Page 26 of 32 Pages

                                                                       EXHIBIT C

                            Dated as of June 2, 2001

Wallace E. Carroll, Jr.
CRL, Inc.
6300 Syracuse Way, Suite 300
Englewood, Colorado 80111
Attn:  Jonathan P. Johnson, President

     Re:  Voting of Katy Industries Common Stock

Gentlemen:

     It is our understanding that certain shareholders of Katy Industries, Inc., a Delaware corporation ("KATY"), including Wallace E. Carroll, Jr. ("CARROLL") and CRL, Inc., a Delaware corporation ("CRL," and, together with Carroll and the other shareholders, the "SHAREHOLDERS"), have entered into that certain Stock Voting Agreement with KKTY Holding Company, L.L.C., a Delaware limited liability company ("KKTY"), dated as of June 2, 2001 (the "EFFECTIVE DATE"), a fully executed copy of which is attached hereto (the "STOCK VOTING AGREEMENT"), pursuant to which the Shareholders have jointly and severally agreed to vote (or cause to be voted) 2,480,000 shares of common stock, $1 par value, of Katy ("COMMON STOCK") owned (whether of record or beneficially) by the Shareholders as of the Effective Date (the "SECURITIES") with respect to certain questions that may be put to the Shareholders, in each case, in accordance with the terms and conditions of the Stock Voting Agreement (the "VOTE").

     Also pursuant to the Stock Voting Agreement, each Shareholder has severally, and not jointly:

          1) appointed KKTY, and any designee of KKTY, each of them individually, such Shareholder's proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote, to act by written consent or to request that the chairman or secretary of Katy call a special meeting of the stockholders, during the Closing Voting Period (as defined in the Stock Voting Agreement) with respect to such Shareholder's Securities in accordance with the Vote (the "PROXY");

          2) represented and warranted that any proxies previously given in respect of such Shareholder's Securities are not irrevocable, and that all such proxies have been or are revoked (the "REVOCATION"); and

                              Page 27 of 32 Pages

          3) covenanted not to request that Katy register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Shareholder's Securities during the Closing Voting Period, unless such transfer is made in compliance with the Stock Voting Agreement (the "STOP TRANSFER").

          Pursuant to that certain Pledge Agreement by and between CRL and The Northern Trust Company, an Illinois banking corporation ("NORTHERN TRUST"), dated as of December 31, 1995, as amended, restated, supplemented or otherwise modified from time to time (the "CRL PLEDGE AGREEMENT"), CRL has pledged certain shares of Common Stock to Northern Trust ("CRL PLEDGED SHARES") in order to secure CRL's obligations under that certain Amended and Restated Revolving Credit Agreement by and between CRL and Northern Trust, dated as of December 9, 1993, as amended, restated, supplemented or otherwise modified from time to time (the "CREDIT AGREEMENT"). In addition, pursuant to that certain Pledge Agreement by and between Carroll and Northern Trust dated as of February 28, 2001, as amended, restated, supplemented or otherwise modified from time to time (the "CARROLL PLEDGE AGREEMENT"), Carroll has pledged certain shares of Common Stock to Northern Trust ("CARROLL PLEDGED SHARES"; together with the CRL Pledged Shares, the "PLEDGED SHARES") in order to secure Carroll's obligations under that certain Guaranty dated as of February 28, 2001 executed and delivered by Carroll to and in favor of Northern Trust, as amended, restated, supplemented or otherwise modified from time to time (the "GUARANTY").

          Northern Trust has examined the Stock Voting Agreement and, notwithstanding any provisions to the contrary in the CRL Pledge Agreement, the Credit Agreement, the Carroll Pledge Agreement, the Guaranty, or any other agreement related thereto and delivered in connection therewith (collectively, the "LOAN AGREEMENTS"), effective as of the Effective Date, hereby approves of and authorizes: (i) the Vote and the Proxy, and hereby agrees to allow to be voted, in such manner as Carroll, CRL or KKTY shall direct, in accordance with the provisions of the Stock Voting Agreement, so many of the shares of Common Stock as are subject to the Loan Agreements; (ii) the Revocation, provided the Revocation operates only to revoke the proxy granted to Northern Trust with respect to matters relating to the Vote; and (iii) so long as no event of default or similar event shall have occurred under the Loan Agreements, the Stop Transfer, and hereby agrees during the Closing Voting Period not to request, or cause the Shareholders to request, Katy to register the transfer of any of the shares of Common Stock as are subject to the Loan Agreements in the name of Northern Trust or any other name, except as otherwise permitted by the Stock Voting Agreement. Northern Trust further agrees to cooperate with Carroll, CRL and the other Shareholders, at the expense of CRL and Carroll, in connection with their respective efforts to fulfill any other agreements and covenants set forth in the Stock Voting Agreement not inconsistent with the Loan Agreements and this Letter.

          CRL and Carroll hereby represent and warrant that neither of them, directly or indirectly, have received any consideration or remuneration in exchange for entering into the Stock Voting Agreement. Except with respect to the Vote and the Revocation only with respect to matters relating to the Vote, this Letter and the consents herein shall terminate and be deemed withdrawn automatically upon the expiration of the Closing Voting Period.

          Any failure to comply with the terms of the Agreement shall be deemed to constitute an immediate event of default or default for purposes of the Loan Agreements, without

                              Page 28 of 32 Pages
further action or notice by Northern Trust and Northern Trust may declare all obligations under the Loan Agreements immediately due and payable.

          This Letter shall be binding upon the successors, assigns, heirs, executors and other legal representatives of the parties hereto. This Letter shall be governed by and construed in accordance with the internal laws of the State of Illinois.


                                        Sincerely,

                                        THE NORTHERN TRUST COMPANY,
                                        an Illinois banking corporation


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


Acknowledged and Approved:

CRL, INC.,                              WALLACE E. CARROLL, JR.
a Delaware corporation

By:
    -------------------------------     -----------------------------------
Name:                                   Wallace E. Carroll, Jr.
      -----------------------------
Title:
       ----------------------------


                              Page 29 of 32 Pages

                                                                       EXHIBIT D

                       SCHEDULE 13D JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D originally dated January 15, 1992 (including amendments thereto) relating to the common stock of Katy Industries, Inc. (the "Schedule 13D").

     Furthermore, each of the undersigned severally represent that:

     (i) Each is eligible to use the schedule on which the information is filed; and

     (ii) Each is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such person contained therein; provided, however, that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     Each of the undersigned do hereby make, constitute and appoint Jonathan P. Johnson and Wallace E. Carroll, Jr., individually, as their true and lawful attorneys-in-fact and do hereby authorize any one of them to file and execute any amendments to the Schedule 13D on their behalf.

     Each of the undersigned agree and acknowledge that this Agreement shall be filed as an Exhibit to the Schedule 13D.

     This Agreement may be executed in one or more counterparts by each of the undersigned, each of which, taken together, shall constitute but one and the same instrument.

Dated: June 29, 2001

                                        WALLACE E. CARROLL TRUST
                                        U/A Dated July 1, 1957 F/B/O
                                        Wallace E. Carroll, Jr. and his
                                        descendants

                                        /s/ Wallace E. Carroll, Jr.
                                        ----------------------------------------
                                        Wallace E. Carroll, Jr., Trustee

                                        /s/ Amelia M. Carroll
                                        ----------------------------------------
                                        Amelia M. Carroll, Trustee


                              Page 30 of 32 Pages

                                        WALLACE E. AND LELIA H. CARROLL TRUST
                                        U/A Dated May 1, 1958 F/B/O
                                        Wallace E. Carroll, Jr. and his
                                        descendants

                                        /s/ Wallace E. Carroll, Jr.
                                        ----------------------------------------
                                        Wallace E. Carroll, Jr., Trustee

                                        /s/ Amelia M. Carroll
                                        ----------------------------------------
                                        Amelia M. Carroll, Trustee



                                        WALLACE E. CARROLL TRUST
                                        U/A Dated January 20, 1961 F/B/O
                                        Wallace E. Carroll, Jr. and his
                                        descendants

                                        /s/ Wallace E. Carroll, Jr.
                                        ----------------------------------------
                                        Wallace E. Carroll, Jr., Trustee

                                        /s/ Amelia M. Carroll
                                        ----------------------------------------
                                        Amelia M. Carroll, Trustee



                                        LELIA H. CARROLL TRUST
                                        U/A Dated July 12, 1962 F/B/O
                                        Wallace E. Carroll, Jr. and his
                                        descendants

                                        /s/ Wallace E. Carroll, Jr.
                                        ----------------------------------------
                                        Wallace E. Carroll, Jr., Trustee

                                        /s/ Amelia M. Carroll
                                        ----------------------------------------
                                        Amelia M. Carroll, Trustee



                                        THE WALLACE FOUNDATION

                                        /s/ Wallace E. Carroll, Jr.
                                        ----------------------------------------
                                        Wallace E. Carroll, Jr., Trustee

                                        /s/ Amelia M. Carroll
                                        ----------------------------------------
                                        Amelia M. Carroll, Trustee



                                        SUBTRUSTS UNDER THE WALLACE E.
                                        CARROLL TRUST
                                        U/A Dated December 20, 1979 F/B/O the
                                        descendants of Wallace E. Carroll, Jr.

                                        /s/ Wallace E. Carroll, Jr.
                                        ----------------------------------------
                                        Wallace E. Carroll, Jr., Trustee

                              Page 31 of 32 Pages

                                        /s/ Amelia M. Carroll
                                        ----------------------------------------
                                        Amelia M. Carroll, Trustee

                                        /s/ Wallace E. Carroll, Jr.
                                        ----------------------------------------
                                        WALLACE E. CARROLL, JR.

                                        /s/ Amelia M. Carroll
                                        ----------------------------------------
                                        AMELIA M. CARROLL



                                        CRL, INC.

                                        /s/ Jonathan P. Johnson
                                        ----------------------------------------
                                        Jonathan P. Johnson, President


                              Page 32 of 32 Pages